                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 4)

NAME OF ISSUER:                            Chromatics Color Sciences Int Inc.

TITLE OF CLASS OF SECURITIES:              Common Stock

CUSIP NUMBER:                              171116-106

CUSIP NO.                                  171116-106

(1)     Names of Reporting Persons                      MELLON BANK CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power         1,300,000
Beneficially
Owned by Each             (6)     Shared Voting Power               0
Reporting Person
With                      (7)     Sole Dispositive Power            0

                          (8)     Shared Dispositive Power  1,300,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,300,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9)       17.77

(12)    Type of Reporting Person (See Instructions)                   HC

CUSIP NO.     171116-106

(1)     Names of Reporting Persons                       MELLON BANK N.A.
        SS or IRS Identification Nos. Of Above Person    IRS No. 25-0659306

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power           1,300,000
Beneficially
Owned by Each            (6)     Shared Voting Power                 0
Reporting Person
With                     (7)     Sole Dispositive Power              0

                         (8)     Shared Dispositive Power    1,300,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             1,300,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)         17.77

(12)    Type of Reporting Person (See Instructions)                  BK

CUSIP NO.     171116-106

(1)     Names of Reporting Persons                      THE DREYFUS CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 13-5673135

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power          1,300,000
Beneficially
Owned by Each            (6)     Shared Voting Power                0
Reporting Person
With                     (7)     Sole Dispositive Power             0

                         (8)     Shared Dispositive Power   1,300,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,300,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)       17.77

(12)    Type of Reporting Person (See Instructions)                  IA

CUSIP NO.     171116-106

(1)     Names of Reporting Persons         PREMIER AGGRESSIVE GROWTH FUND, INC.
        SS or IRS Identification Nos. Of Above Person   IRS No. 13-3573832

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )    (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares         (5)     Sole Voting Power            685,000
Beneficially
Owned by Each            (6)     Shared Voting Power                0
Reporting Person
With                     (7)     Sole Dispositive Power             0

                         (8)     Shared Dispositive Power     685,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              685,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)        9.35

(12)    Type of Reporting Person (See Instructions)                  IV

CUSIP NO. 171116-106

(1)     Names of Reporting Persons              Dreyfus Aggressive Growth Fund
        SS or IRS Identification Nos. Of Above Person    IRS No. 13-3851777

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                         (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization             United States

Number of Shares         (5)     Sole Voting Power          605,000
Beneficially
Owned by Each            (6)     Shared Voting Power              0
Reporting Person
With                     (7)     Sole Dispositive Power           0

                         (8)     Shared Dispositive Power   605,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            605,000

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                 (   )

(11)    Percent of Class Represented by Amount in Row (9)         8.26

(12)    Type of Reporting Person (See Instructions)                  IV

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:               Chromatics Color Sciences Int'l Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            5 East 80th St., 1st Fl., New York, NY 10022

Item 2(a)   Name of Person Filing:   Mellon Bank Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank Corporation
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number:                         171116-106

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported by the Parent Holding Company:    See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:  August 7, 1997

MELLON BANK CORPORATION


By:   WILLIAM L. DAWSON, JR.
    -------------------------
      William L. Dawson, Jr.
      Senior Vice President,
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Bank Corporation

Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: August 7, 1997


MELLON BANK, N.A.


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President



PREMIER AGGRESSIVE GROWTH
FUND, INC.


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        Premier Aggressive Growth Fund, Inc.


THE DREYFUS CORPORATION


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        The Dreyfus Corporation


DREYFUS AGGRESSIVE GROWTH FUND


By:     WILLIAM L. DAWSON, JR.
    -----------------------------
        William L. Dawson, Jr.
        Senior Vice President,
        Mellon Bank, N.A.
        Attorney-In-Fact for
        Dreyfus Aggressive Growth Fund

                                   EXHIBIT I


The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank
Corporation, as marked (X):


(A)     (   )   Boston Safe Deposit and Trust Company
        (   )   Boston Safe Deposit and Trust Company of California
        (   )   Boston Safe Deposit and Trust Company of New York
        (   )   Mellon Bank, N.A.
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)

(B)     (   )   Franklin Portfolio Associates Trust
        (   )   Boston Safe Advisors
        (   )   Laurel Capital Advisors
        (   )   Mellon Capital Management Corporation
        (   )   Mellon Equity Associates
        (   )   The Boston Company Asset Management, Inc.
        ( X )   The Dreyfus Corporation
        (   )   Dreyfus Investment Advisors, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under
Section 203 of the Investment Advisers Act of 1940."